================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 --------------



                                 SHELDAHL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



     COMMON STOCK, $.25 PAR VALUE                           822440103
 ------------------------------------------ -----------------------------------
    (Title of class of securities)                       (CUSIP number)



                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)



                               SEPTEMBER 14, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                            (Continued on following page(s))
                                  (Page 1 of 17 Pages)


================================================================================


NYFS10...:\80\99980\0025\1981\SCH9168C.03C

--------------------------------------------------------           --------------------------------------
CUSIP No.               822440103                           13D                Page 2 of 17
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON:                 IRWIN L. JACOBS

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            BK, OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   376,600
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              376,600
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               376,600
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         3.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               822440103                           13D                Page 3 of 17
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 DANIEL T. LINDSAY

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   208,500
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              208,500
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               208,500
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------





--------------------------------------------------------           --------------------------------------
CUSIP No.               822440103                           13D                Page 4 of 17
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 DENNIS M. MATHISEN

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF, BK

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   440,683 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              440,683 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               440,683 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         4.4%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


(1) Includes (i) 292,683 shares of common stock issuable to Mr. Mathisen upon conversion of 1,800 shares of Series D Convertible Preferred Stock of
      Sheldahl, Inc. at the initial conversion price of $6.15 per share of common stock and (ii) 18,000 shares of common stock issuable to Mr.
      Mathisen upon exercise of outstanding warrants to purchase such common stock at a price of $7.6875 per share of common stock.



--------------------------------------------------------           --------------------------------------
CUSIP No.               822440103                           13D                Page 5 of 17
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 MARSHALL FINANCIAL GROUP, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.                    41-1624808
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC, OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   MINNESOTA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   65,000
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              65,000
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               65,000
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.7%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


Item 1.  Security and Issuer.
         -------------------

            This Statement on Schedule 13D relates to the common stock, $.25 par value (the "Common Stock"), of Sheldahl, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 1150 Sheldahl Road, Northfield, Minnesota 55057.

Item 2.  Identity and Background.
         -----------------------

            This statement is being filed by Irwin L. Jacobs ("ILJ"), Daniel T. Lindsay ("DTL"), Dennis M. Mathisen ("DMM") and Marshall Financial Group, Inc., a Minnesota corporation ("MFG"). ILJ, DTL, DMM and MFG are collectively referred to herein as the "Reporting Persons".

            The following information relates to ILJ:
            (a)   Name:  Irwin L. Jacobs
            (b) Business Address: 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402
            (c) Principal Occupation: President of Jacobs Management Corporation, a management consulting firm which advises companies in diverse businesses ("JMC"), located at 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402. ILJ is also Chairman of the Board of Directors of Genmar Holdings, Inc., a manufacturer of recreational power boats located at 100 South Fifth Street, Suite 2400, Minneapolis, Minnesota 55402.
            (d)   Criminal Proceedings:  None
            (e)   Civil Proceedings:  None
            (f)   Citizenship:  United States

            The following information relates to DTL:
            (a)   Name:  Daniel T. Lindsay
            (b) Business Address: 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402
            (c)   Principal Occupation:  Executive Vice President of
                  JMC
            (d)   Criminal Proceedings:  None
            (e)   Civil Proceedings:  None
            (f)   Citizenship:  United States

            The following information relates to DMM:
            (a)   Name:  Dennis M. Mathisen
            (b)   Residence:  7823 Mission Hills Drive, Las Vegas,
                  Nevada 89113
            (c)   Principal Occupation:  Chairman of the Board of
                  Directors, President and Chief Executive Officer of MFG.
            (d)   Criminal Proceedings:  None
            (e)   Civil Proceedings:  None
            (f)   Citizenship:  United States

            The following information relates to MFG:
            (i)         Name:  Marshall Financial Group, Inc.

            (ii)        State of Organization:  Minnesota
            (iii) Principal Business: Merchant banking activities specializing in acquisitions, financial restructurings and providing operating management.
            (iv) Principal Business and Office Address: 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401
            (v) Information required by clauses (d) and (e) of Item 2 of Schedule 13D: None
            (vi) Information concerning directors and officers: See the information provided above for DMM, MFG's Chairman of the Board, President and Chief Executive Officer. The following information relates to John A. Fischer, a Director and Executive Vice President of MFG:
                        (a)   Name:  John A. Fischer
                        (b)   Business Address:  903 North Third
                              Street, Suite 300, Minneapolis,
                              Minnesota 55401
                        (c)   Principal Occupation:  Director and
                              Executive Vice President of MFG
                        (d)   Criminal Proceedings:  None
                        (e)   Civil Proceedings:  None
                        (f)   Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

            From May 21, 1998 through September 9, 1998, ILJ purchased an aggregate of 376,600 shares of Common Stock for an aggregate consideration of $2,818,032 (including brokerage commissions). ILJ acquired such shares by using approximately equal amounts of borrowings from his margin account at Jeffries & Company, Inc. and from his existing line of credit with Colorado Community First Bank.

            From August 10, 1998 through September 18, 1998, DTL purchased an aggregate of 208,500 shares of Common Stock for an aggregate consideration of $1,213,060.29 (including brokerage commissions). DTL acquired such shares by using personal funds.

            From March 13, 1998 through July 29, 1998, DMM purchased an aggregate of 130,000 shares of the Common Stock for an aggregate consideration of $931,446 (including brokerage commissions). DMM acquired such shares by using personal funds and borrowings from his existing line of credit with Merrill Lynch International Private Finance Limited. On July 30, 1998, pursuant to a certain Convertible Preferred Stock Purchase Agreement by and among the Company, DMM and certain other purchasers named therein (the "Stock Purchase Agreement"), DMM purchased 1,800 shares of the Company's Series D Convertible Preferred Stock, with a par value of $1.00 per share and a stated value of $1,000 per share (the "Series D Stock"), from the Company for an aggregate purchase price of $1,800,000 ($1,000 per share). As partial consideration for the transaction, the Company issued warrants (the "Warrants") to purchase shares of the Company's Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from July 30, 1998 through and including July 29, 2001. DMM acquired Warrants to purchase 18,000 shares of the Company's Common Stock pursuant to the Stock Purchase Agreement. DMM acquired such Series D Stock and Warrants using borrowings from his existing line of credit with Merrill Lynch International Private Finance Limited.

            From April 7, 1998 through June 23, 1998, MFP purchased an aggregate of 65,000 shares of Common Stock for an aggregate consideration of $642,783 (including brokerage commissions). MFP acquired such shares by using working capital and borrowings from its margin account at Piper Jaffray, Inc. In addition, John A. Fischer, a Director and Executive Vice President of MFP, purchased 100 shares of Series D Stock and Warrants to purchase 1,000 shares of Common Stock pursuant to the Stock Purchase Agreement for an aggregate consideration of $100,000. Mr. Fischer acquired his Series D Stock and Warrants using borrowings from MFG. Mr. Fischer is not a Reporting Person, and MFG and the Reporting Persons disclaim beneficial ownership of the Series D Stock and Warrants, and any Common Stock issuable upon the conversion or exercise thereof, owned by Mr. Fischer.

Item 4.  Purpose of Transaction.
         ----------------------

            The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company. The Reporting Persons intend to closely monitor the performance of the Company and its management, and to evaluate their position in order to determine the advisability of further action with respect to the Company. The Reporting Persons believe that the Company's disappointing results and continued underperformance relative to expectations have been due in part to the inability of existing management to effectively take advantage of business opportunities and to manage expectations with respect to the performance of the Company. The Reporting Persons believe that the Board of Directors and management of the

Company have failed to maximize shareholder value by producing results commensurate with the prospects of the Company.

            The Reporting Persons will continually evaluate their position to determine what, if any, actions to take with respect to the Company and their ownership position. The Reporting Persons may explore the feasibility of, and strategies for, seeking control and may explore, among other possibilities, (i) making a proposal to the Company for a merger or business combination; (ii) nominating individuals selected by the Reporting Persons as candidates for the Board of Directors of the Company and soliciting proxies from the Company's shareholders to vote for such nominees at the next meeting of the Company's shareholders, or otherwise taking action to reconstitute the Board of Directors;
(iii) acquiring additional shares of Common Stock (subject to the availability of Common Stock at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise; or (iv) entering into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained.

            The Reporting Persons expect to explore these and, potentially, other alternatives designed to enhance the value of the Common Stock for all of the shareholders of the Company.

            Depending upon the course of action that the Reporting Persons pursue, the Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually purchase additional Common Stock or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

            (a) As of September 9, 1998, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 9,660,615 shares outstanding as of July 29, 1998 as set forth in Schedule 2.1(c) to the Stock Purchase Agreement plus, in the case of DMM and the Reporting Persons as a group, 292,683 shares issuable upon conversion of the Series D Stock held by DMM and 18,000 shares issuable upon exercise of the Warrants held by DMM) represented by the shares of Common Stock beneficially owned by the Reporting Persons.

        Reporting              Shares of                  Percent of
         Person              Common Stock          Outstanding Common Stock
         ------              ------------          ------------------------

           ILJ                  376,600                      3.9%

           DTL                  208,500                      2.2%

           DMM                  440,683                      4.4%

           MFG                  65,000                       0.7%


            As of September 9, 1998, the Reporting Persons beneficially owned an aggregate of 780,100 shares of Common Stock, 292,683 shares of Common Stock issuable upon conversion of the Series D Stock held by DMM and 18,000 shares of Common Stock issuable upon exercise of the Warrants held by DMM, in aggregate representing approximately 10.94% of the outstanding shares of Common Stock.

            John A. Fischer, Executive Vice President and Director of MFG beneficially owns 17,260 shares of Common Stock, consisting of 16,260 shares issuable upon conversion of the Series D Stock owned by Mr. Fischer and 1,000 shares issuable upon exercise of the Warrants held by Mr. Fischer, representing, in aggregate, less than .2% of the Common Stock. The Reporting Persons disclaim beneficial ownership of the Series D Stock and Warrants, and any Common Stock issuable upon conversion or exercise thereof, owned by Mr. Fischer.

            (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

            (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of such transactions were effected through the open market. On July 30, 1998, pursuant to the Stock Purchase Agreement, DMM acquired 1,800 shares of Series D Stock convertible into 292,683 shares of Common Stock at a conversion price of $6.15 per share of Common Stock and Warrants to purchase 18,000 shares of Common Stock at a price of $7.6875 per share of Common Stock.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

Stock Purchase Agreement

            The Stock Purchase Agreement provides, among other things, that if DMM should decide to dispose of any of the Series D Stock, the Warrants or the shares of Common Stock issuable upon conversion of the Series D Stock, exercise of the Warrants or which may be issued as payment of dividends on the Common Stock in accordance with the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 30, 1998 (collectively, the "Securities"), DMM may only do so only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any Securities other than pursuant to an effective registration statement or to the Company or to an affiliate of DMM or pursuant to Rule 144 under the Securities Act, the Company may require DMM to provide the Company with a written opinion of counsel experienced in the area of United States securities laws selected by DMM, the form and substance of which shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

Warrants

            In connection with the transactions contemplated by the Stock Purchase Agreement, the Company issued Warrants to DMM to purchase, upon the terms and subject to the conditions set forth therein, up to 18,000 shares of Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from July 30, 1998 through and including July 29, 2001.

Registration Rights Agreement

            In connection with the transactions contemplated by the Stock Purchase Agreement, the Company, DMM and the other purchasers of the Series D Stock named therein entered into a Registration Rights Agreement dated as of July 30, 1998 (the "Registration Rights Agreement"), pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") within 25 days after July 30, 1998 a shelf registration statement (the "Registration Statement") covering all Registrable Securities (as defined below) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event within 90 days after the Closing Date and to keep the Registration Statement continuously effective under the Securities Act until the date which is two years after the date that the Registration Statement is declared effective by the Commission or such earlier date when all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act as determined by counsel to the Company pursuant to a written opinion letter addressed to the Company's transfer agent to such effect.

            Pursuant to the Registration Rights Agreement, DMM has agreed that
(i) he will not sell any Registrable Securities under the Registration Statement until he has received copies of the Prospectus (as defined in the Registration Rights Agreement) as then amended or supplemented and notice from the Company that such Registration Statement and any post-effective amendments thereto have become effective and (ii) DMM will comply with the Prospectus delivery and any other requirements of the Securities Act applicable to him in connection with sales of Registrable Securities pursuant to the Registration Statement.

            Pursuant to the Registration Statement, DMM has also agreed, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 3(c)(ii) through 3(c)(v) of the Registration Rights Agreement (generally relating to the issuance of stop orders suspending the effectiveness of the Registration Statement, requests for additional information and related matters), DMM will discontinue disposition of the Registrable Securities under the Registration Statement until DMM's receipt of copies of the supplemented Prospectus and/or amended Registration Statement or until he is advised in writing by the Company that the use of the applicable Prospectus may be resumed and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

            The rights of DMM under the Registration Rights Agreement, including the right to have the Company register the Registrable Securities for resale in accordance with the terms thereof, are automatically assignable by DMM to any assignee or transferee of all or a portion of the Series D Stock, the Warrants or the Registrable Securities, provided that certain conditions set forth in the Registration Rights Agreement are satisfied.

            "Registrable Securities" means, with respect to the Registration Statement to be filed after the Closing Date, the shares of Common Stock issuable upon (i) conversion of the Series D Stock, (ii) exercise of the Series D Warrants (as defined in the Registration Rights Agreement), including the Warrants and (iii) payment of dividends in respect of such Series D Stock.

Item 7.  Materials to Be Filed as Exhibits
         ---------------------------------


            1. Agreement, dated as of September 21, 1998, by and among the signatories of this Statement with respect to its filing.

            2. Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

            3. Warrant, dated as of July 30, 1998, issued by the Company to DMM.

            4. Registration Rights Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 1998


                               /s/ Irwin L. Jacobs
                               -----------------------------
                                 Irwin L. Jacobs



                               /s/ Daniel T. Lindsay
                               -----------------------------
                                Daniel T. Lindsay



                               /s/ Dennis M. Mathisen
                               -----------------------------
                               Dennis M. Mathisen



                               MARSHALL FINANCIAL GROUP


                               /s/ John A. Fischer
                               -----------------------------
                               By: John A. Fischer
                               Its: Executive Vice President

                                                                    APPENDIX A




                   Transactions By the Reporting Persons in
              Sheldahl, Inc. Common Stock During the Past 60 Days


                                IRWIN L. JACOBS

            Number of         Price Per
Date        Shares Bought     Share($)       Commission($)     Total Cost($)

07/21/98          28,500         6.8730          1,710.00        197,590.50
07/22/98          21,500         6.8930              0.00        148,199.50
07/24/98         100,000         5.4620              0.00        546,200.00
08/31/98           1,600         4.9600             80.00          8,016.00
09/01/98          15,000         5.0479            750.00         76,468.50
09/04/98          25,000         4.8715          1,250.00        123,037.50
9/09/98           35,000         4.8820          1,750.00        172,620.00


                               DANIEL T. LINDSAY

            Number of         Price Per
Date        Shares Bought     Share($)       Commission($)     Total Cost($)

08/10/98           3,800         6.7632            190.00         25,890.16
08/11/98          16,200         6.4807            810.00        105,797.34
08/12/98          25,000         6.4875          1,250.00        163,437.50
08/13/98           5,000         6.4719            250.00         32,609.50
09/09/98          50,000         4.8820          2,500.00        246,600.00
09/16/98          59,500         5.6630          2,975.00        339,923.50
09/17/98           9,900         5.6124            495.00         56,057.76
09/18/98          39,100         6.1583          1,955.00        242,744.53


                              DENNIS M. MATHISEN

            Number of         Price Per
Date        Shares Bought     Share($)       Commission($)     Total Cost($)

07/29/98         100,000         5.1250          6,258.00        518,758.00

                                 EXHIBIT INDEX


Exhibit No.       Document
-----------       --------

      1. Agreement, dated as of September 21, 1998, by and among the signatories of this Statement with respect to its filing.

      2. Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

      3. Warrant, dated as of July 30, 1998, issued by the Company to DMM.

      4. Registration Rights Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

                                                                 EXHIBIT 1


                                   AGREEMENT


            This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Sheldahl, Inc. is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  September 21, 1998


                               /s/ Irwin L. Jacobs
                               -----------------------------
                                 Irwin L. Jacobs



                               /s/ Daniel T. Lindsay
                               -----------------------------
                                Daniel T. Lindsay



                               /s/ Dennis M. Mathisen
                               -----------------------------
                               Dennis M. Mathisen



                                MARSHALL FINANCIAL GROUP


                               /s/ John A. Fischer
                               -----------------------------
                               By: John A. Fischer
                               Its:  Executive Vice President